

July 15, 2010

Edward Lopez
Chief Legal Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA 94085

   **Re:** **Silicon Image, Inc.**
      **Annual Report on Form 10-K for the**
      **fiscal year ended December 31, 2009**
      **Filed February 16, 2010**
      **File No. 0-26887**

Dear Mr. Lopez:

   We have completed our review of your filing and have no further comments at this time.  If you have any questions, please contact Tom Jones at 202-551-3602.

          Sincerely,


          Russell Mancuso
          Branch Chief